Exhibit (a)(1)(D)

Please see below for information related to the Healthcare Trust, Inc. offer to purchase up to 2,000,000 shares of HTI common stock at a purchase price equal to $13.15 per share, or $26.3 million in the aggregate. HTI is making the offer in response to an unsolicited offer to stockholders by MacKenzie Capital to purchase up to 2,000,000 HTI shares at a price equal to $12.11 per share. HTI’s Board recommends shareholders reject both the MacKenzie offer and the Company Offer for reasons discussed in the letter.

Tender Offer

HTI is currently offering to purchase up to 2,000,000 shares of HTI common stock at a purchase price equal to $13.15 per share, or $26.3 million in the aggregate (the “Company Offer”). The Company Offer will be mailed directly to HTI shareholders. The Company Offer will be paid in cash, less the withholding of any applicable taxes and without interest, as further described in the Offer to Purchase, the Letter of Transmittal and other Company Offer Materials. Unless extended or withdrawn, the Company Offer will expire at 11:59 p.m., Eastern Time, on April 12, 2018. Upon expiration, payment for the Shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law. Pursuant to SEC rules, HTI’s share repurchase program is suspended during the pendency of the Company Offer and for 10 days after the expiration of the Company Offer.

HTI is making the Company Offer in response to an unsolicited offer to stockholders by MacKenzie Capital to purchase up to 2,000,000 HTI shares at a price equal to $12.11 per share in cash, less any distributions paid by HTI on tendered shares after January 31, 2018.

HTI is making the Company Offer in order to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of HTI shares and acquire them from stockholders at prices substantially below the current estimated per-share net asset value of $21.45 (HTI expects to publish a new Estimated Per-Share NAV as of December 31, 2017 on or around April 5, 2018).

HTI’s Board recommends shareholders reject both the MacKenzie offer and the Company Offer for reasons discussed in the letter.

Please see below for links to materials related to the Company Offer:

HTI Letter to Shareholders

http://files.constantcontact.com/5bcbfe27501/30a17bb3-f759-4faf-8077-0e053a7954f0.pdf?ver=1521034819000

HTI Form 8-K Tender Offer

http://files.constantcontact.com/5bcbfe27501/85f312ed-f72c-4a13-b674-92a31a30f419.pdf?ver=1521034820000

HTI Offer to Purchase

http://files.constantcontact.com/5bcbfe27501/cf67ce5a-8dfb-43d6-869c-359bab01d3c8.pdf?ver=1521034820000

HTI SC TO

http://files.constantcontact.com/5bcbfe27501/b6a10b64-1c8f-4ff1-afcd-12ae93bc199b.pdf?ver=1521034819000

HTI Letter of Transmittal

http://files.constantcontact.com/5bcbfe27501/75f8861f-3bd3-4649-9305-afc7597e40fb.pdf?ver=1521034820000

HTI Notice of Withdrawal

http://files.constantcontact.com/5bcbfe27501/153a6b5a-50bc-4f7e-af46-c2a5be7f1cb1.pdf

Quarterly Webcast

Please join us Tuesday, April 3rd at 1:00pm eastern for the next in the series of quarterly webcasts held with HTI management.

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